Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention News Editors:
     Jaguar Mining Announces First Gold Pour at Caete

     JAG - TSX/NYSE
     CONCORD, NH, Aug. 30 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE) announced today that the first gold pour at its new
Caete operation was completed on August 17th.  Two additional gold pours have taken place since then for an aggregate of 3,440 ounces.  Based on the success of the initial commissioning phase at the Caete operation, management remains confident that the operation will be declared 'commercial' in early Q4, if not before.
     Commenting on the initial gold pour at the Caete operation, Dan Titcomb,
Jaguar's President and CEO stated, "This important milestone at Caete is further evidence of the ability of Jaguar's operating team in Brazil. From breaking ground to the first gold pour, which took place over a 16-month period, the development and commissioning of the Company's third integrated gold processing operation has been on plan in terms of both schedule and budget."
     Jaguar's management reiterates its gold production target at the new
Caete operation will total approximately 10,000 ounces in Q3 2010 and 20,000 ounces in Q4 2010.
     About Jaguar
     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and has plans to develop the Gurupi Project in northern Brazil in the state of
Maranho.  Jaguar is actively exploring and developing additional mineral resources at its approximate 575,000-acre land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.
     Forward Looking Statements
     Certain statements in this press release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995 and Canadian securities legislation. This press release contains forward-looking statements, including statements concerning gold production estimates for Q3 2010 and Q4 2010 at the Caete operation.
Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual timing of commissioning, production and results of operations to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  These forward-looking statements represent the Company's views as of the date hereof. Subsequent events and developments could cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual
Information Form for the year ended December 31, 2009 filed on System for
Electronic Document Analysis and Retrieval and available at
http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2009 filed with the United States Securities and Exchange
Commission and available at www.edgar.com.
     %CIK: 0001333849

     /For further information:
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Investors and analysts:                      Media inquiries:

Bob Zwerneman Vice President Corporate       Valeria Rezende DioDato Director of
Development and       Director of Investor   Communication 603-224-4800
Relations 603-224-4800 bobz(at)jaguarmining.com valeria(at)jaguarmining.com

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     /
     (JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 16:05e 30-AUG-10